Exhibit 99.1

Press Release Brussels / 2 April 2020 / 1:15am CET

Anheuser-Busch InBev Announces

Pricing of USD 6 Billion Notes

Anheuser-Busch InBev SA/NV (“AB InBev”) (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) today announced that its subsidiary Anheuser-Busch InBev Worldwide Inc. (“ABIWW” or the “Issuer”) completed the pricing of USD 6,000,000,000 aggregate principal amount of bonds.

The issuance is expected to close on 3 April 2020 subject to customary closing conditions. The bonds comprise the following series:

Title of Series of Notes (collectively, the “Notes”)	Aggregate Principal Amount Sold	Maturity Date	Public Offering Price	Interest Rates
3.500% Notes due 2030	USD 1,750,000,000	June 1, 2030	99.790%	3.500%
4.350% Notes due 2040	USD 1,000,000,000	June 1, 2040	99.937%	4.350%
4.500% Notes due 2050	USD 2,250,000,000	June 1, 2050	99.924%	4.500%
4.600% Notes due 2060	USD 1,000,000,000	June 1, 2060	99.916%	4.600%

The notes will be issued by ABIWW and will be fully and unconditionally guaranteed by AB InBev, Brandbrew S.A., Brandbev S.à r.l., Cobrew NV, Anheuser-Busch InBev Finance Inc. and Anheuser-Busch Companies, LLC. The Notes will be senior unsecured obligations of the Issuer and will rank equally with all other existing and future unsecured and unsubordinated debt obligations of the Issuer.

The notes are denominated in U.S. dollars, and both principal and interest will be paid in U.S. dollars as further described in the preliminary prospectus supplement dated 1 April 2020 filed with the U.S. Securities and Exchange Commission (the “SEC”) and available on www.sec.gov.

The net proceeds of the offering will be used for general corporate purposes. The notes were offered as a registered offering under AB InBev’s shelf registration statement filed on Form F-3 with the SEC on 19 March 2018.

ab-inbev.com

Press Release Brussels / 2 April 2020 / 1:15am CET

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Any offer of securities will be made by means of the prospectus supplement and accompanying prospectus relating to the offering. Copies of the prospectus and prospectus supplement, and any other documents the Issuer has filed with the SEC containing more complete information about the Issuer and this offering may be obtained, free of charge, by visiting Anheuser-Busch InBev SA/NV on the SEC web site at www.sec.gov, or by requesting copies from Anheuser-Busch InBev SA/NV in writing or by telephone. Alternatively, a copy of the prospectus relating to the offering may be obtained by contacting Barclays Capital Inc., c/o Broadridge Financial Solutions 1155 Long Island Avenue, Edgewood, NY 11717 or by telephone at 1-888-603-5847 or by email at barclaysprospectus@broadridge.com; or by contacting BNP Paribas Securities Corp., 787 Seventh Avenue, New York, NY 10019 or by telephone at 212-841-2871 or by email at new.york.syndicate@bnpparibas.com; or by contacting BofA Securities, Inc., 200 North College Street, 3rd Floor, Charlotte, NC 28255 or by telephone at 1-800-294-1322, or by email at dg.prospectus_requests@bofa.com; or by contacting Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by telephone at (800) 831-9146 or by email at prospectus@citi.com; or by contacting Deutsche Bank Securities Inc., 60 Wall Street, New York, NY 10005 or by telephone at (800) 503-4611 or by email at prospectus.CPDG@db.com; or by contacting J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York, 10179, Attention: Investment Grade Syndicate Desk, 3rd Floor or by telephone at 1-212-834-4533.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

English, Dutch and French versions of this press release will be available on www.ab-inbev.com.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS - The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”) or in the United Kingdom (the “UK”). For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. No key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA or in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA or in the UK may be unlawful under the PRIIPs Regulation.

The distribution of this announcement and other information in connection with the offer in certain jurisdictions may be restricted by law and persons into whose possession any document or other

ab-inbev.com	2

Press Release Brussels / 2 April 2020 / 1:15am CET

information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

ANHEUSER-BUSCH INBEV CONTACTS

Fixed Income Investors

Daniel Strothe
Tel: +1-646-746-9667
E-mail: daniel.strothe@ab-inbev.com

Investors	Media

Lauren Abbott	Pablo Jimenez
Tel: +1 212 573 9287	Tel: +1 212 284 0158
E-mail: lauren.abbott@ab-inbev.com	E-mail: pablo.jimenez@ab-inbev.com

Mariya Glukhova	Ingvild Van Lysebetten
Tel: +32 16 276 888	Tel: +32 16 276 823
E-mail: mariya.glukhova@ab-inbev.com	E-mail: ingvild.vanlysebetten@ab-inbev.com

Jency John	Fallon Buckelew
Tel: +1 646 746 9673	Tel: +1 310 592 6319
E-mail: jency.john@ab-inbev.com	E-mail: fallon.buckelew@ab-inbev.com

Legal Disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements other than historical facts and include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees”, “preparing” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including, but not limited to, the effects of the COVID-19 pandemic and uncertainties about its impact and duration and the risks and uncertainties relating to AB InBev described under Item 3.D of AB InBev’s Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 24 March 2020. Many of these risks and uncertainties are, and will be, exacerbated by the COVID-19 pandemic and any worsening of the global business and economic environment as a result. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock

ab-inbev.com	3

Press Release Brussels / 2 April 2020 / 1:15am CET

Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob Ultra®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 170,000 employees based in nearly 50 countries worldwide. For 2019, AB InBev’s reported revenue was 52.3 billion USD (excluding JVs and associates).

ab-inbev.com	4